Exhibit 99.1

ASX ANNOUNCEMENT

April 19th, 2013

Further re-examination of the ‘179 patent by USPTO

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) hereby reports that on March 15th, 2013, the Company announced that the United States Patent and Trademark Office (“USPTO”) had issued an action reaffirming the validity of certain claims contained in the Company’s U.S. Patent No. 5,612,179 (the ‘179 patent) directed to non-coding deoxyribonucleic acid (DNA).  This action resulted from a request for ex parte re-examination of claims 1-18 and 26-32 of the ‘179 patent based upon a submission by Merial L.L.C. of Duluth, Georgia (“Merial”).  Merial is currently a defendant in an action originally brought by the Company in Colorado, USA (as filed in May 2011 in US District Court, for the District of Colorado) for infringement of the ‘179 patent.  That action currently is pending in the Delaware Federal District Court.

The Company now advises that the USPTO has received a further request from Merial for a second ex parte re-examination of the ‘179 patent and that the request has been granted.  As with the previous re-examination, this further re-examination will focus on claims 1-18 and 26-32 of the ‘179 patent, whilst claims 19-25 and 33-36 will not be re-examined.

As stated by the Company previously, requesting re-examination is a common strategy employed by defendants in patent infringement proceedings, such as Merial.  However, as evidenced by the successful outcome of the previous re-examination, the ‘179 patent is quite robust.  In addition, the ‘179 patent has prevailed in numerous litigation filings in the USA, resulting in positive outcomes in all instances.  The Company firmly believes that, once again, the relevant claims of the ‘179 patent will be upheld in the current re-examination.  As was the case in all previous challenges, GTG will actively defend this matter in order to have the patent upheld.

The re-examination is adjudicated by the USPTO, it is not a matter for the Courts.  However, the Company’s current infringement actions in the US may be delayed should the court(s) in which those cases are pending decide to stay matters until the re-examination process is resolved.

The current re-examination request is specific to the United States and limited to the ‘179 patent.  GTG’s other non-coding DNA patents are unaffected by the re-examination. Indeed, the ‘179 patent expired in March 2010 (although it remains enforceable for infringement occurring during the later part of its term).  With the recent expansion of the Company’s assertion program globally, the Company’s licensing program has now been re-energized.  GTG also earns a material part of its non-coding licensing revenue in non-US jurisdictions, and, based on the announcement of recent court actions against potential licensees in Europe, this non-US activity is likely to increase in significance to GTG.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Mervyn Jacobson

VP, Global Licensing and Intellectual Property

Genetic Technologies Limited

Phone: +61 419 657 915

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com     ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040

About Genetic Technologies Limited

Genetic Technologies is an established diagnostics company with more than 20 years of experience in commercializing genetic testing, non-coding DNA and product patenting.  The Company has operations in Australia and the U.S. and is dual-listed on the ASX (GTG.AX) and NASDAQ (GENE).  Genetic Technologies is focused on the commercialization of its patent portfolio through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics assets.  Its U.S. subsidiary, Phenogen Sciences, offers novel predictive testing and assessment tools to help physicians proactively manage women’s health.  Phenogen’s lead product, BREVAGen™, is a first in class, clinically validated risk assessment test for non-familial breast cancer.  For more information, please visit http://www.gtglabs.com, http://www.phenogensciences.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.